Cloud DX

Software Technology Hardware B2B Medicine

We sell advanced medical devices & software apps for remote patient monitoring, inspired by science fiction

CLOUDDX.COM BROOKLYN NEW YORK





Cloud DX creates easy-to-use medical devices and mobile apps that help people get medical care at home. As of January 2019, our Connected Health solution became reimbursed by US Medicare, that means over 19 million US Medicare patients are now eligible to receive Remote Patient Monitoring at no cost, or with a small co-pay. We have won many... more

Robert Kaul Founder & CEO @ Cloud DX

Why you may want to support us...

1. Winner of Tricorder XPRIZE "Bold Epic Innovator" and Fast Company "World Changing Idea" 2018 among other awards
2. Six successful seed rounds have raised over $11 million so far, without Venture Capital. We are financed by our customers!
3. Our Connected Health kits include futuristic FDA-cleared devices and software that doctors give patients to remotely monitor their health. The upcoming Vitaliti wearable monitors your major vital signs in real time at hospital level accuracy, to improve recovery after surgery (among many other potential uses).
4. Strong sales channel partnerships project sales of nearly $4 million in 2019
5. Our sales are growing both in the USA and Canada, with projects starting in 2019 in Africa and the Middle East
6. Nearly 100 doctors have already invested. In April 2018 we closed our 5th funding round, which was oversubscribed and raised $4.3 million
7. The Cloud DX Intellectual Property portfolio includes 9 patents or patents pending & is growing
8. Our technology is supported by published, peer reviewed articles in leading medical and engineering journals.

Why investors ❤ us

WE'VE RAISED $14,885,260 SINCE OUR FOUNDING

"The Cloud DX Connected Health Kit was instrumental in saving my life; I had no obvious symptoms, I just didn't feel well. The oximeter identified a pulse rate of 197/beats per minute. I went to the hospital immediately where I was diagnosed with ventricular tachycardia, a side effect from a new medication."

William L, 66, Cambridge ON

PATIENT TESTIMONIALS



Being a doctor and I like to share in this medical project

Mohamed Abdelrazik Ghazy



Medical equipment is one of the most important things that everybody has to acquired for, and they suppose to be modern and competent in this now digital and virtual world, thank you for this great idea and that is why I am investing in!!!

Jorge A Mendoza Barajas

I am Jorge, I am a great person with full skills to help startups businesses and invest in new ones to shape the future of this huge country

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Robert Kaul

Founder & CEO

Cloud DX is my 6th startup, with 3 successful exits. My background is sales & marketing... I am good at building & motivating teams, and at raising money. To date I have not taken a salary at Cloud.



Larry Steinberg

Executive VP, Business Development

Larry is an expert in telemedicine and remote patient monitoring



Sonny Kohli, MD

Chief Medical Officer & Director

Sonny is a Critical Care Physician & faculty at McMaster University



Anthony Kaul

Chief Operating Officer

Anthony is Founder & President of Higher Bracket Online Media Inc, a Canadian career consulting firm



Michelle Middlemore

Chief Financial Officer

Michelle has over 20 years of M&A and corporate finance experience, domestically & internationally



David Widman, MD

Independent Director

David practices at the Trillium Health Partners & the Canadian Center for Musculoskeletal Ultrasound



Sara Ross-Howe, BASc, MASc

Head of R&D

Sara brings sixteen years of experience developing advanced technology solutions for consumers



Dejan Kocetkov
Graphic Designer
Print and web design as well as playing a key role in designing UI elements for mobile applications



Cara MacDonald
Senior Operations Manager
Cara has over 10 years experience leading operations and customer service teams

In the news

Downloads

- CDX-retail-presentation-20-09-18.pdf
- cdx booklet 191018-US.pdf

American Medical Association Partnership

In February 2019 Cloud DX signed a Master License Agreement with the American Medical Association. The Integrated Health Model Initiative (IHMI) is an effort funded by the American Medical Association (AMA) to create a new data management model that will be able to produce an uninterrupted stream of data from remote blood pressure monitoring devices.

"For too long, clinicians have struggled to navigate a landscape with oceans of data but puddles of information. The ability to harness patient-generated health data from a multitude of sources has come of age, and will empower patients and physicians to find and leverage meaningful data to improve health," said IHMI Chief Medical Information Officer Tom Giannulli, MD, MS.

Cloud DX is one of only three companies chosen by the AMA to help set the future standards for blood pressure measurement accuracy. Read more here: https://healthitanalytics.com/news/ama-launches-data-management-model-for-blood-pressure-devices

Welcome to Cloud DX

Cloud DX is an established, fast-growing medical software platform developer based in Brooklyn NY. We develop cutting-edge medical software applications for clinics, hospitals & remote patient monitoring services. Uniquely we also develop and manufacture sleek, futuristic & highly accurate medical devices used to gather vital signs.


Cloud DX Inc. Introduces the Vitaliti Vital Sign ...
133/89
117
36.8
98
33
321
3,836

Award-Winning Devices Inspired by Sci-Fi

Cloud DX was founded 4 years ago, and is a pioneer in the digital healthcare space. We've won numerous prestigious awards including a 2018 "World Changing Idea" from Fast Company magazine. In 2017 we won the first-ever Bold Epic Innovator award as one of 3 winners of the Qualcomm Tricorder XPRIZE.

Our sales are growing fast. In the US we are partners with large distributors of our Remote Monitoring kits and software, including Trapollo LLC, a division of cable giant Cox Communications. Many clients are using our platform for value-based care of those with chronic illnesses.

VITALITI™



Continuous Vital Sign Monitor

Vitaliti™ was awarded the Bold Epic Innovator Award in the Qualcomm Tricorder XPRIZE - it's one of our most interesting inventions. At heart it's a wearable clinical-grade monitor that can measure all the main vitals continuously, including accurate non-invasive blood pressure without a cuff. It is extremely easy to use and patient-friendly.

We are currently validating Vitaliti™ at McMaster University in Canada and University of California San Diego for multiple use cases that may revolutionize patient monitoring, for both in-patient and out-patient settings.

Vitals:

- *Blood Pressure & Heart Rate*
- *ECG*
- *Respiration*
- *Acceleration*
- *Pulse*
- *Oxygen*
- *Core Temperature*
- *Body Position*


VITALITI
135/98
72
42
98
37.6

HoloLens™ + VITALITI™



Augmented Reality in the Clinic

• *View a patient wearing our VITALITI™ vital sign monitor, see a live 3D holographic display of the patient's vital signs in the Microsoft Hololens headset.*

• *Cloud DX has designed a whole new User Interface that takes full advantage of the power of the Hololens.*

• *In the future, such automated, handsfree AR displays will allow doctors to instantly triage patients and decide on treatment options faster.*

Connected Health Kit



Connected Health Kit

• *Designed to 'just work' right out of the box.*

• *Our unique Pulsewave USB wrist cuff blood pressure monitor and bluetooth body-weight scale are already paired with the included Android Health Tablet.*

• *We include all needed batteries.*

• *It's never been easier to monitor your health.*

Features

• *All FDA cleared*

• *Pulsewave® Health Monitor*

• *Wireless pulse oximeter*

• *Wireless Weight Scale*

• *Wireless Thermometer*

• *Bluetooth enabled*

• *Works automatically with Cloud DX app*



What's Coming from 2019-2021



Cough Analysis

2019

Patented A.I. driven mobile software app that autonomously diagnoses multiple respiratory diseases based on cloud analysis of cough sounds.



Pulsewave 2.0

2020

Next iteration of the unique Cloud DX pulse wave analysis device, with wireless connectivity, increased resolution, motion tracking and extended battery life.



Spirotoscope

2021

Patent-pending multi-function medical device wirelessly beams data to the cloud from a 1080p video/still otoscopic camera, lung function tester & digital stethoscope.

How We Got Here


Founding &
XPRIZE Finalist
Product to Market
TEDx
100% Patient
Satisfaction
"World Changing
Idea"
Healthcare Helps
September 2014
January 2015
April 2016
August 2016
October 2016
April 2017
July 2017
November 2017
February 2018
April 2018
September 2018
Science Says
$1M Seed Round
Sci-Fi Support
XPRIZE Winners
MEDy Winners

Awards

Cloud DX is honored to be the first-ever winner of the XPRIZE "Bold Epic Innovator Award" - an award given to "Exponential technological progress in the field of consumer-focused medical technologies with the greatest potential for expanding access to healthcare when deployed at scale"

Cloud DX has won many other innovation awards since 2015, including CIX Top-20 Tech Companies, BNN Top Disruptor, the MEDy Award from Exponential Medicine, 2015 Startup of the Year for Innovation, World Innovation Cup finalist, PwC Vision-2-Reality finalist and "World Changing Idea" from Fast Company Magazine.

Business Plan



HARDWARE

Cloud DX sells vital sign devices to collect data from patients. Some devices are proprietary, others are modified 3rd party units.



SOFTWARE

Along with deploying devices, Cloud DX charges a recurring software license fee, either by project or per-patient-per-month.



SERVICES

Uniquely, Cloud DX supplies recurring subscription services to users, including health content, surveys, video & text connectivity.



DATA

The highest value product Cloud DX creates is the custom data, analytics and reports we generate using our cloud-based platform.

PROVIDER CUSTOMERS

CHANNEL PARTNERS

Revenue Growth (2015-2018)

Cloud DX revenue is growing - we have clinical clients from across Canada, and recently won a competitive RFP to supply an entire Canadian province/territory with remote monitoring and telemedicine devices and services starting in 2019. Meanwhile in the United States we are signing up new Physician and Hospital clients who want to take advantage of the new US reimbursement codes for Remote Patient Monitoring.

$38,000	$387,000	$530,000
2016	2017	2018

$4,000,000+
Projected for 2019*

**In Q1 2019, we exceeded our estimates and closed $1.37 million in new business from four contracts. In Q2 - Q4 2019, we estimate our Canadian sales will be $800K to $1.5 million. This year, new Medicare reimbursement codes also become available, and the contracts we signed in 2018 will likely begin producing revenue as well. This puts our 2019 USA estimated ARR at $1.8 million. Together, that equates to approximately $4 million in 2019 revenue.*

Customer Contracts

As of January 2019, our Connected Health solution became reimbursed by US Medicare, that means over 19 million US Medicare patients are now eligible to receive Remote Patient Monitoring at no cost, or perhaps with a small co-pay. We are poised to do well in this new market. In Canada we are endorsed and supported by Joule Inc, a company owned by the Canadian Medical Association. Our vital sign devices are used in clinics across Canada, and are appreciated for giving clinicians better data on cardiovascular health, as well as saving time in-clinic.

0	3	9	20+
2015	2016	2017	2018

Total Addressable Market

Cloud DX products are solving complex and expensive problems across North America. Our Connect Health platform is being used by hospitals in Canada to help patients with COPD and CHF stay at home longer and avoid hospitalization. In the United States, healthcare providers who serve Medicare patients are embracing home monitoring now that new reimbursement codes are available. In the future, our Vitaliti continuous vital sign monitor is expected to be supplied by hospitals to patients going home after surgery, ensuring that their healing process is going well, and heading off expensive and potentially life threatening complications. The Total Addressable Markets we are already serving add up to over $3 billion/year.

IMMEDIATE USE CASES AND ADDRESSABLE MARKETS


CANADIAN HOSPITALS
COMPLEX CHRONIC CARE
Example: Chronic Obstructive Pulmonary Disease (COPD)
Annual hospital admissions for COPD
74,193
Average cost per admission
$7,341
Total annual cost to Canada
$544,650,813
Patient care at home using Cloud DX Connected Health has been shown to reduce hospital admissions for COPD in a study at Toronto's Markham Stouffville Hospital. COPD is only one of several expensive chronic illnesses we address.
Source: CIHI.ca
US CHRONIC CARE ACT
REIMBURSABLE REMOTE PATIENT MONITORING FOR COMPLEX CHRONIC DISEASE MANAGEMENT
Eligible US Medicare Beneficiaries
>19 million
Monthly reimbursment from CMS
$123 per patient
Available reimbursement revenue
$2,337,000,000
New CPT billing codes for Remote Patient Monitoring go live Jan 1, 2019. Cloud DX is targeting practices that use the Athena EMR where our time tracking software is fully integrated to the billing system.
Sources: CMS.gov; AmericanTelemed.org
PERI-OPERATIVE CARE
POST SURGICAL MONITORING FOR 30 DAYS USING THE VITALITI CONTINUOUS VITAL SIGN MONITOR BY CLOUD DX
Number of worldwide surgeries/year
230 million
Percentage that experience complications
>10%
Potential lives saved by post-surgical monitoring
1,725,000 per year
Researchers hope to reduce peri-operative complications, hospital readmmissions and mortality by up to 50% using tools like Vitaliti powered by artificial intelligence to monitor patients in the first 30 days after their operation.
Sources: JAMA 2017; Lancet 2008; FHR
clouddx.com
CLOUD DX

Intellectual Property

Cloud DX has filed patents in three areas of cutting edge innovation. We have a patent on the ability of our Vitaliti platform to detect when a person has taken medication by analyzing the raw data from our very sensitive bio-sensors. We've filed additional patents-pending around our further ability to remotely detect which medications a patient has ingested, and whether those medication are working. We have a patent on our multi-sensor vital sign monitor hardware, including Vitaliti and the upcoming Pulsewave 2.0 blood pressure device with added ECG sensors. We also have patents-pending around our innovative augmented reality "Hololens" clinical user interfaces. It's critical for a company like Cloud DX to protect our IP with strong patents. It helps make sure others don't just copy our innovations, and we could generate large amounts of licensing revenue in the future by charging big companies to build and sell devices under our patents.

2	2	5
granted patents	licensed patents	patents pending

Funding to Get Us Here

We've raised ~$11 million in outside capital over the last 4 years in a fairly unique way, similar to this Equity Crowdfunding opportunity. Other than the founders, our largest single investor is a private equity / family office, followed by a group of over 120 physicians and referrals from that tight-knit group. These "accredited investors" are represented on the board with 2 of 5 seats. In essence, up until now Cloud DX has been financed primarily by our customers - doctors who use our products every day!

Founders	$1M Seed 1	$2M Seed 2
$1.7M asset acquisition (debt financed)	$1 Million Physicians, Friends & Family	$2 Million B&M Miller Private Equity Inc.
$2M Seed 3	**$1M Seed 4**	**$1.2M Grants**
$2 Million Physicians	$1 Million Physicians	$1.2 Million in academic grant funding
$100k Award	**$4.3M CN 1**	**$1M CN 2**
$100,000 XPRIZE + share of $5.4M grant	$4.3 Million Convertible Note	$1 Million Convertible Note

$320,000

Grant

Investor Q&A

– COLLAPSE ALL

What does your company do?

Cloud DX creates easy-to-use medical devices and mobile apps that help people get medical care at home. As of January 2019, our Connected Health solution became reimbursed by US Medicare, that means over 19 million US Medicare patients are now eligible to receive Remote Patient Monitoring at no cost, or with a small co-pay. We have won many awards for innovation, including Bold Epic Innovator in the Qualcomm Tricorder XPRIZE and we have received 100% patient satisfaction in 3rd party surveys.

Where will your company be in 5 years?

In addition to making cool new medical devices, we're a data science company. Our scientists are clinically validating machine learning algorithms to analyze signals from our consumer-friendly Vitaliti™ wearable to improve healthcare outcomes. Companies that offer unique ways to collect and measure clinically accurate data have seen recent valuations of ~$200M to ~$750M or more. In <5 years we imagine that a >10x exit from here is possible (although we can't guarantee it).

What is Cloud DX?

Cloud DX is short for Cloud Diagnostics. We are a digital healthcare company. We design and sell unique medical devices and software for remote patient monitoring. Our products are inspired by science fiction.

Tell me about that inspiration.

I'm a sci-fi geek and a lot of people in our business are sci-fi geeks. I hope that many in our audience are fans of science fiction! The inspiration for our newest products started a few years ago when we applied to be part of something called the Qualcomm Tricorder XPRIZE competition.

Peter Diamandis founded the XPRIZE Foundation in 1995. He created it in order to drive innovations that seem too audacious to be attempted by mainstream industry. The first XPRIZE was the Ansari XPRIZE for private space flight. Today we have SpaceX, Virgin Galactic, Blue Origin... we have private rockets launching literally every week and landing on barges - it's amazing! Many people don't realize that up until the mid 2000's, it was just not possible to launch private rockets into orbit. Peter Diamandis said, "Well, that's crazy." So, he came up with a $10 million XPRIZE for the first company that could fly a human being into space, twice in a row, within one week. It was a very big deal at the time. The first XPRIZE was won by a company called Scaled Composites, and the technology was immediately acquired by Richard Branson for Virgin Galactic. The multi-billion dollar private space flight industry in America exists because of Peter Diamandis, Anousheh Ansari and the XPRIZE Foundation.

In 2012, Peter and his team came up with an XPRIZE inspired by the 'medical tricorder' from Star Trek. If you've ever watched Star Trek, you know that Dr. McCoy would take this incredible tricorder device and wave it over a patient's body, and it would tell him everything that was going on with that person: what species they were, how sick they were, how to cure them - really anything to move the plot forward. For the Tricorder XPRIZE, in order to win part of the $10 million, your product would not only have to only diagnose diseases like the tricorder on Star Trek, but it would also track a patient's vital signs continuously, which actually isn't part of the Star Trek story.

To even qualify to be in the competition, teams had to come up with a vital sign monitor that a person could put on their body that would have the same accuracy as you'd see in a hospital. Then design a device able to diagnosis whatever was wrong automatically with no doctor involved and no access to the internet. The list of 13 different diseases we had to be able to diagnose was crazy: sleep apnea, HIV, mononucleosis, hypertension, anemia, pneumonia. It was a very broad list. The technology Peter imagined simply didn't exist.

In 2012, 330 teams applied to compete in the Tricorder XPRIZE competition. By 2014, there were only 10 teams left, and Cloud DX was one of those top-10 finalists. In April 2017, we were one of three winners of the competition! The whole story of our company is really inspired by science fiction and the quest to create a system of medical tools that previously only existed in the imagination of sci-fi writers.

How exactly does your system work?

There are three aspects to our system.

First, we create sleek, wireless devices that track vital sign data. We make spot monitors that take a single reading, like our Pulsewave® blood pressure cuff, which is among the most accurate blood pressure cuffs on the market, or our wireless pulse oxygen monitor. These devices are already FDA cleared and fully available, we're selling them across North America right now. In the pipeline, we have the Vitaliti™ Tricorder devices that are worn on your body and continuously monitor vital signs, streaming your data 24/7 to the cloud. Our latest Vitaliti™ wearable is about halfway through clinical trials for FDA clearance and is expected to be available for purchase later in 2020. Vitaliti™ can gather your ECG, heart rate, respiration and oxygen saturation, constantly update your blood pressure and body temperature, and monitor your movement and energy, all with hospital-level accuracy. This is a new category of device. There are only one or two other monitors that you can strap to your body that measure more than one vital sign, and they're all used in hospitals. They're not designed for consumers in any way. Ours is the first consumer-designed continuous vital sign wearable at clinical accuracy.

The second part of our system is a set of apps that run on your smartphone or tablet. Our mobile apps form the futuristic "user interface" that the patient interacts with. Each app shows your results, charts, graphs etc. and can also ask you questions. One version of the Vitaliti™ app can literally diagnosis respiratory diseases based on the sound of a person coughing, just like a Star Trek Tricorder.

The third part of our system is the software running in the cloud. We host on Microsoft Azure, where we run a complex database that stores all the raw patient data that we gather, plus a series of machine learning and deep learning algorithms that analyze all the information and make sense of it. Our goal is to build a system that can predict if a patient is going to get better or worse. What doctors really want is software that actually tells them something they didn't know before, and that's what our solution will do.

What kind of differences will your products make?

We can deliver services that have been unavailable until now. One of our most important abilities is tracking people after surgery. Currently, when you have surgery, you might stay in the hospital for one or two days and then they send you home - but no one is tracking you. If your condition deteriorates, if you get an infection or don't heal properly, doctors likely will only find out when you go back to the emergency room. In some cases it could be too late, and you might actually die.

There's a tremendous push now to track patients after surgery, but doctors need accurate 'patient generated' data to do it. We've in the middle of an academic study in Canada with one of the most prestigious institutes in the world, Population Health Research Institute, to monitor patients after surgery. This particular institute chose our solutions over any other set of medical devices on the market. They looked at products from other companies large and small, and they decided on Vitaliti™ as the most accurate, comfortable, and convenient product for the patient to use.

Sometime in 2020 we expect to see a whole new spike in revenue from the sales of Vitaliti™ to hospitals to track patients after surgery. Our wearable may also be used in the hospital to prepare patients for different procedures. For example, if you have to go in and get an x-ray of your heart, like a cardiac CT scan, we're doing a study to prove that we can make the preparation of the patient before that procedure more comfortable and efficient. Even in sports medicine there's a tremendous opportunity for continuous, accurate vital sign measurement.

Meanwhile our machine learning algorithms, which are looking for patterns that help doctors to care for patients better by predicting whether or not a patient is actually going to get sick in the future or not, is analyzing all the data from Vitaliti. We have fascinating proof and evidence that we can do that. More importantly we've filed several patents around that idea.

Really what we offer is a toolkit that has multiple uses. In the US, for example, our Connected Health Kits are being purchased primarily by doctors who give them to patients who have chronic conditions. It's been shown over and over again that by monitoring people who have serious chronic diseases at home, you can keep them out of the hospital for longer periods. That's critical for a number of different reasons. It makes health outcomes better, quality of life is better, and the efficiency of the health care system improves.

Our system is used for other things as well. It can be used by people who want to lose weight or reduce their blood pressure without medication.

We're validating our Cough Analysis mobile app in Africa starting this spring in Mozambique, where we're planning to screen patients for tuberculosis. We hope that our Vitaliti™ Cough Analysis app will become part of the story of eradicating tuberculosis around the world. We're going there to test the idea that we can efficiently screen ordinary people for TB with the phone they have in their pocket. If we are successful, the Mozambique government may decide to adopt our technology and put it on phones across Mozambique. Oftentimes in Africa, when one country adopts technology like ours, many other countries adopt the same technology.

Outside of Africa, how would payment work for your solutions?

The key for our business model in the United States is that as of 2019, delivery of our Connected Health Kits to patients in their homes is expected to be reimbursed by Medicare, so doctors can prescribe our kits for Medicare patients at virtually no cost to either the doctor or the patient. That's opening up a number of new channels for us. We have already signed deals with major channel partners who sell to hospitals, large doctor's offices or are in the electronic medical record business. We supply them, and the doctor prescribes the kit to the patient. The doctor's staff gets paid by Medicare to review the remote data from that patient for 20 minutes each month. Direct reimbursement for our equipment is the final piece of the puzzle has been put in place just recently. We're poised to take advantage of these new reimbursement codes.

In the Canadian market, our systems are purchased by hospitals and given to patients - also usually for free. We're working with pharmacy chains that are selling directly to consumers. The Canadian system is more fragmented than the US, but we are a leader in that market since our technology originates from Canada.

How have you been getting your funding?

One of the unique things about Cloud DX is that we've raised over $10 million, almost entirely from doctors and other 'high net worth' professionals. Up until now, our investors had been accredited investors and we've used the accredited investor exemptions, both in the US and Canada. We've had tremendous support from the medical community.

What is an example of how your system would work?

Chronic Obstructive Pulmonary Disease (COPD) and Congestive Heart Failure (CHF) are two of the most common chronic conditions in America, which together account for nearly 50 percent of all US healthcare spending. In Medicare and Medicaid alone, chronic disease treatment accounts for more than 95 percent of spending. If you are diagnosed with COPD, it may be what you'll eventually die from. It never gets better. The goal of treatment is just to help the person live as long as possible.

If you're diagnosed with COPD, you can now be prescribed one of our Connected Health Kits to take home. Our kits "just work" right out of the box so getting started is very easy. Our app instructs you on how to take your vital signs including your blood pressure, and you'll measure the oxygen in your blood with a fingertip pulse oximeter we include in the kit every morning.
Our software will communicate directly with you. You can use the tablet we include with the kit, or you can download our app on your phone. You'll be asked questions, get surveys from your doctor, and have access to videos and articles on how to cope with your newly diagnosed illness. Cloud DX will remind you when to take your medication and when to take your vital sign readings, and we also have a two-way video feature so if your doctor wants to have a video consult with you, it can be done right on your tablet.
Most patients very quickly fall into a pattern where you learn how to keep healthy as long as possible. The software is constantly there reminding you. If your vital signs go out of range, the software actually generates notifications that can go to your doctor or to the nurses who work for your doctor. Or, they can go to your family. In many cases, your family members are the ones who are helping you to cope with your condition. They could get in touch with you and say, "Hey, Dad, we just got a notification that your oxygen's off. What's going on?"
We have a web portal that allows doctors and nurses to track hundreds of patients, all in one glance. They can see what the vital signs look like, who's doing well, and who's not. They can send out surveys and book videoconferences. They can take care of patients remotely, so the patient may never have to come to the doctor's office. This has been proven to improve the patient's attitude, mood, and outcomes, and it keeps them out of the hospital, so that results in potentially large savings.

Where are you now in terms of distribution, and how can you get to the point where everyone over 60 has one of these in their home?

Connected Health products and services are going to be commonplace in the next five to ten years for sure, since solutions like ours have very positive outcomes, and healthcare payers are starting to reimburse for them. In the past, reimbursement was a real struggle. Some private insurance companies would pay, and others wouldn't. State Medicaid would pay in some cases, but not in others. It made it really hard to do business. Successful companies like Cloud DX slowly build up a strong track record, pilot after pilot, patient after patient, with published papers, academic studies, proof that your solution works, integration into the electronic medical records systems, and just an enormous amount of relationship building.
The real pivot for us was when we signed a reseller agreement in 2017 with one of the largest providers of remote monitoring systems in America, a company called Trapollo, a wholly-owned subsidiary of Cox Communications, which everybody has heard of. Trapollo is the medical wing of Cox, and it has the dominant position in delivering remote patient monitoring systems across the country

Tell me about everybody else in the market.

The digital health care revolution is in a very early stage. There is no giant company that dominates digital health right now, although many companies are interested in disrupting healthcare. However we don't consider Apple, Microsoft, Amazon, Samsung, FitBit or Facebook as competitors - if anything we think of them as partners or customers. Apple's devices complement ours. We deliberately chose to focus first on the medical use cases so that we have FDA clearance, published papers, physician support and strong data that we can improve outcomes.
Meanwhile we are not generally threatened by small companies just starting up. To succeed as a medical device developer you have to be ISO 13485 certified, which could take over a year and cost nearly a million dollars to achieve. To win over clinicians you need to have published peer-reviewed papers - this can take many more years. You have to pay your dues. Cloud DX is fairly unique because we benefit from both the work we've done since 2014, and also from all the work that went into Pulsewave under the previous company I used to run, Biosign Technologies. Between the two companies, we've been in this market for over 12 years, with investments totaling nearly $35 million.
Of course we do have competition. For example, there is a company from Texas that we compete with a lot. This company sources their vital sign devices in Asia, and they offer patients Samsung tablets - as do several other competitors. Our Connected Health Kits are less expensive because we manufacture many of our vital sign devices, our apps run on all operating systems so you can use your own tablet to phone and we even offer a custom Android tablet we commissioned. Most of our competitors offer kits with 'standard' devices that cost more than Cloud DX. Finally there are a number of newer companies that offer mobile apps and services but do not integrate with vital sign devices, reducing their usefulness.

What makes you better poised for success than the competition?

While it's hard to say who will eventually become the real market leader, we really have three big advantages over the competition.

First, our devices are often of higher quality than our competition. Pulsewave in particular has been clinically proven to be more accurate than an average BP cuff - it's the only blood pressure device we know of that's been validated against a catheter in the hospital operating room for accuracy, in a paper published in the prestigious Journal for Medical Internet Research (JMIR). One of the reasons that doctors don't always trust patient-generated data is that they don't know how accurate that data is. Our Pulsewave cuff is programmable, it's connected to the internet, and we can prove to doctors that our data is accurate. That's an important differentiator.
Our second edge is that customers love our solutions. We get the highest possible patient satisfaction scores. Most competing device kits include products that you would see in your doctor's office, which are not 'patient friendly'. Our Connected Health Kit was designed from scratch with patients in mind, and it shows. Patients love using our products, which means they're more likely to be compliant with their care plan or doctor's instructions - results that we have seen in some of our clinical studies. Market share is often based on relationships and reputation, and we're in a strong position from that point of view.
The third advantage is, because we manufacture most of our devices ourselves, we can sell them for less than our competitors. In addition to being the most accurate and beloved by patients, our solution is also often the least expensive. Therefore, we come out on top in more project applications and RFPs in both Canada and the United States.
In our experience, there aren't many (any?) other companies that develop integrated, inexpensive hardware, mobile apps, cloud-based analyses and seamless integration like we do. We're the only company in recent memory that has invented an entirely new kind of blood pressure cuff - a pulse wave analyzer. We are fully differentiated on the device side from the point of data accuracy and ease of use, and therefore what we can do with vital sign data. We get more pure biological data from our system than anybody else, which allows us to do things like cardiac anomaly scans, for example. Pulsewave is the only blood pressure cuff on the market that actually scans your pulse wave when you're taking a blood pressure reading and looks for anomalies, identifies them and tells your clinician your heart is not working properly. Once we add the Vitaliti continuous vital sign monitor to our platform we'll be able to capture even more pure data.

How do you sell your products?

We do considerable business through digital healthcare trade shows. For example, a big hospital system will decide to try remote patient monitoring. They send people from their IT department to the regional trade show. Demos at the conference leads to a site visit where we do a demo for the whole team. They may pick two or three competing solutions and then after an internal process, decide on a winner.
Smaller hospitals, clinics, and accountable care organizations don't always do that much due diligence. Sometimes they actually make the decision based on the relationship that we've built with them. They might purchase a solution for 50 patients and try it for six months. At the end of that project, they'll decide whether they're going to scale up from there or not. We have a whole bunch of contracts in that process right now in the US. It's a little different in Canada because there's public money on the line, provincial health care spending. You have to submit a proposal, two or three vendors are selected, and then they eventually choose the winner. We won the most recent RFP for an entire province/territory of Canada. We beat every other company in the industry for that contract.

How have your revenues been so far?

We launched in 2014, and from 2015-2017 we were in full R&D mode, so we had slowly growing revenue in those years. In 2018 we negotiated contracts worth about $1.2 million. We're projecting higher growth rates in 2019 because the new Medicare reimbursement codes become available, and the contracts we signed in 2018 will be producing increasing revenue as well.

What tests aren't you able to do yet that you think are important to add?

We're really focused on the vital signs and analysis of rich biological data right now. We don't do any kind of blood tests or tests on bodily fluids. That's a whole other market. When we won the Bold Epic Innovator XPRIZE, we partnered with Stanford University Center for Magnetic Nanotechnology. The technology from Stanford we built into our XPRIZE Tricorder ran a series of tests on tiny samples of blood and saliva using Nobel-prize winning nanotechnology - it was absolutely extraordinary. However developing that tech would require an entire other startup with millions of dollars more in funding. So, right now, we're not focused on it.

What do you have left to improve on from testing?

Well, our testing is going remarkably well. The Vitaliti devices that are currently undergoing clinical trials are pre-production prototypes, but they're essentially the same device that will go to market next year. We've begun the formal process of gathering all the data we need for our FDA applications. We're very close.

Are you selling this to doctors right now or do you have to wait for several layers of FDA approval before you can actually go to market?

To be clear - our Connected Health products are all FDA cleared and are on sale across America right now. Our Vitaliti Tricorder system is in clinical trials and we expect to have it cleared in late 2019 or early 2020. However, we can sell Vitaliti now under academic supervision. We've actually made several sales for use in academic studies. When you do that, you get a waiver from the FDA. We have a whole series of studies, for example, that we're planning at the University of California, San Diego, funded by grants from the Qualcomm Foundation and the Roddenberry Foundation.

What hurdles do you have left to go through to actually sell across the US?

From the point of view of FDA clearance, it's a process. You gather all your clinical data, fill out a very long application and submit it, and it usually takes many months for them to approve it. Once your product is FDA cleared, then you begin to look for use cases where you can gain reimbursement or where there's a financial partner. The partners that will buy Vitaliti for the first use cases in post-surgery monitoring are likely to be hospitals, because hospitals get penalized if patients come back to the emergency room after they've been discharged. This "readmissions" problem costs US hospitals billions of dollars every year - the hospital bottom line depends on making sure that when patients are discharged and go home, they don't wind up back in the ER within the following 30 days.
We're doing some really interesting clinical studies next year. We're planning to test the Vitaliti wearable solution in moving vehicles. We're in discussions with one of the largest air ambulance companies in North America to test our solution on patients in helicopter ambulances. Air ambulances currently have a rather primitive system based on bulky hospital type monitoring systems. Our technology is more accurate and resists the vibrations and noise in the helicopter.
We're also testing the solution for use in connected vehicles. Imagine if you're an Uber or Lyft driver or a commercial driver for a trucking company, driving along and you have a heart attack. What if your car was smart enough to recognize your condition, based on an unobtrusive wearable you have on, and then autonomously drive you to the hospital? We're actually planning to test that idea with one of the largest auto parts manufacturers in the world as our partner.

What are your challenges and how are you addressing them?

I've been an entrepreneur for a long time. This is my sixth startup. There are a million different ways for a startup to fail, and a handful of ways to succeed and grow. As the CEO and the founder of the company, I worry about all the possible pitfalls.
For example, how do you make sure you raise enough money, at the right time? How do you manage risk? How do you make sure you can deliver a consistent product and scale?
An advantage for us is that we are primarily selling our products business to business. Our sales contracts tend to be with large organizations so we can anticipate demand based on the size of each contract. We're not likely to be in a position where something goes 'viral' and we all of a sudden have to meet a demand that we never anticipated - we have more control over sales growth.
There are plenty of challenges when it comes to sourcing products or regulatory issues, and we have a strong regulatory team. We've had previous success at achieving FDA clearances, we're ISO-13485 certified for Quality Management and we get ISO-audited every year. I believe our quality management system is top-notch.
Building an amazing team is one of the greatest challenged for a startup. The demand for data scientists is off the charts. I'm competing with many larger companies for data scientists, developers and engineers who know machine learning and can work in the interface between data science and hardware.
We're fortunate that our technology center is in Kitchener, Ontario, which is the home of artificial intelligence - the University of Waterloo is where AI was born, literally. There's a excellent pipeline of graduates from the local universities in that particular part of Ontario, and we're doing a good job recruiting because, as much as there's a lot of competition, we also have a very clear mission. We have found that when you have the option of working to improve click-bait stats or to build software that might save lives, many good people choose to save lives!

Tell me about your history personally and what led you here.

I grew up in Calgary, Alberta. I went to university and earned a BSc degree in Biology. I was going to become a doctor, and then I found out I was actually really good at sales. Right out of college, I spent six years in door-to-door sales and then went on to sell real estate. I was pretty successful and so in 2003 I decided to change direction. I went to film school in Vancouver Canada and became a film & TV producer! My first startup was actually a film production company in Vancouver. Then in 2005 I was head-hunted to move to New York City and work for a technology company. We sold egress pathway marking products, which are industrial glow-in-the-dark signs and tape that are often used in the stairwells of tall buildings. They soak up light and glow for hours, without electric power. I became a senior executive at that company, and later became a consultant in the life safety business, including selling innovative fire protection products.

It was through that journey that I was introduced to what we now call the Pulsewave wrist cuff blood pressure monitor, which blew my mind. A Canadian startup company was manufacturing this remarkable wrist cuff, and I licensed the rights to it for the United States. I built a whole startup around that license and raised nearly a million dollars, but the product wasn't FDA approved yet. I convinced the manufacturer of the wrist cuff to acquire my new startup for $3 million - we went from inception to acquisition in six months. I started working as Director of Business Development, and within 2 years I became CEO. My team and I began acquiring and integrating with other software companies, which made the hardware division that made the wrist cuff a bit of an orphan. In 2014 I made a deal, along with three partners, to acquire all the assets of the hardware division and we launched Cloud DX.
Right at that time, Team Cloud DX was selected to be a finalist in the XPRIZE competition, and that fact produced the PR bonanza that allowed us to build our brand and reputation and later earn many additional awards. The Pulsewave wrist cuff was the start of Cloud DX but it wasn't really a business on it's own. We had to build the connected health kit, the patient-facing apps, and the clinical dashboard. Then we had to prove it all worked as promised, and once we won the XPRIZE Bold Epic Innovator Award, we set out to commercialize the Vitaliti continuous monitor, which brings us up to today.

Can you imagine a second generation of this technology?

We embraced accredited investor crowdfunding, because we found that the medical community really "gets" what we are trying to do. They know the problems we are solving intimately - doctors face them every day. All of our investors have the same class of shares We hope to raise another $3 million from accredited and institutional investors, but we love the idea that we can offer an opportunity that up until now has only been available to professionals like doctors and can make it available to everybody. We've spent the last six or eight months preparing our social media networks across the company for crowdfunding, so when it comes to pushing out the news about what we're up to and getting in front of people, we are ready to do that. We have a whole team on it.
Part of the use of proceeds from this raise will go to adding sales and marketing staff in Los Angeles and Brooklyn, because as the reimbursement codes go live in January, we really want to attack that market aggressively.

How much more fundraising do you expect to do, and why are you doing crowd funding?

We embraced accredited investor crowd funding, because we found that the medical community really "gets" what we are trying to do. They know the problems we are solving intimately - doctors face them every day. All of our investors have the same class of shares. Everybody has common stock. We've been able to raise our share price from the initial seed round of five dollars a share to the most recent round.
We hope to raise another $3 million via our accredited investor round in Canada, but we love the idea that we can take something that up until now has only been available to doctors and can make it available to everybody. We've spent the last six or eight months preparing our social media networks across the company for crowd funding, so when it comes to pushing out the news about what we're up to and getting in front of people, we are ready to do that. We have a whole team on it.
Part of the use of proceeds from this raise will go to adding sales and marketing staff in Los Angeles and Brooklyn, because as the reimbursement codes go live on January 1st, we really want to attack that market aggressively.

Is there anything else you would like potential investors to know?

I would like them to know that we are a lean organization. Our burn rate is actually quite low considering how much technology we develop. We're burning under $300,000 a month. I personally don't take a salary yet, and neither does my Chief Medical Officer. The other two founders earn well below market salaries. We've put all the money that we've raised back into the company, into the team, and into our products. Investors like to see that level of commitment from management - we all have skin in the game.

Financials

Cloud DX has financial statements ending December 31 2019. Our cash in hand is $200,000, as of May 2020. Over the three months prior, revenues averaged $196,970/month, cost of goods sold has averaged $98,144/month, and operational expenses have averaged $242,827/month.

At a Glance

January 1 to December 31

$996,674 +701%
Revenue

-$3,300,045
Net Loss

$390,220 [19%]
Short Term Debt

$3,040,832
Raised in 2019

$200,000
Cash on Hand
As of 05/22/20

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Cloud DX creates easy-to-use medical devices and mobile apps that help people get medical care at home. As of January 2019, our Connected Health solution became reimbursed by US Medicare, that means over 19 million US Medicare patients are now eligible to receive Remote Patient Monitoring at no cost, or with a small co-pay. We have won many awards for innovation, including Bold Epic Innovator in the Qualcomm Tricorder XPRIZE and we have received 100% patient satisfaction in 3rd party surveys.

In addition to making cool new medical devices, we're a data science company. Our scientists are clinically validating machine learning algorithms to analyze signals from our consumer-friendly Vitaliti™ wearable to improve healthcare outcomes. Companies that offer unique ways to collect and measure clinically accurate data have seen recent valuations of ~$200M to ~$750M or more. In <5 years we imagine that a >10x exit from here is possible (although we can't guarantee it).

Milestones

Cloud DX, Inc was incorporated in the State of Delaware in September 2014.

Since then, we have:

- Winner of Tricorder XPRIZE "Bold Epic Innovator" and Fast Company "World Changing Idea" 2018 among other awards
- We have raised over $13 million so far, without Venture Capital. We are financed by our customers!
- Our Connected Health kits include futuristic FDA-cleared devices and software that doctors give patients to remotely monitor their health. The upcoming Vitaliti wearable monitors your major vital signs in real time at hospital level accuracy, to improve recovery after surgery (among many other potential uses)
- Our sales are growing both in the USA and Canada, with projects starting in 2019 in Africa and the Middle East
- The Cloud DX Intellectual Property portfolio includes 9 patents or patents pending & is growing

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $996,674 compared to the year ended December 31, 2018, when the Company had revenues of $124,476. Our gross margin was 73.71% in fiscal year 2019, compared to 2.5% in 2018.
- *Assets.* As of December 31, 2019, the Company had total assets of $1,579,346, including $223,426 in cash and marketable securities. As of December 31, 2018, the Company had $1,550,060 in total assets, including $43,250 in cash.
- *Net Loss.* The Company has had net losses of $3,300,045 and net losses of $4,070,538 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $1,341,030 for the fiscal year ended December 31, 2019 and $47,714 for the fiscal year ended December 31, 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $621,428 in debt, $5,482,500 in equity, and $7,685,828 in convertibles.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 2 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Cloud DX, Inc cash in hand is $200,000, as of May 2020. Over the last three months, revenues have averaged approx. approx. $197,000/month, cost of goods sold has averaged approx. $98,000/month, and operational expenses have averaged approx. $243,000/month, for an average burn rate of $144,000 per month.

In March 2020 Cloud DX began to see an increase in contracts and orders due to the COVID pandemic. From March 15 to May 15, 2020 the company has signed ~15 new contracts valued at up to $1.7 million. Also the company has been awarded approximately $2 million in government grants for COVID-related projects primarily from Canadian government sources. In the United States the Company received a $12,895 Payroll Protection Plan (PPP) forgivable loan from the Small Business Administration.

The company expects that 'new contracts signed' will continue to grow throughout 2020 due to increases in demand for virtual care driven by the COVID pandemic. Revenue is expected in increase substantially due to these new contracts. Expenses are expected to increase as the company expands sales and marketing activities, funded in part by government grants. One grant for ~$1.3 million from the Canadian government will support the establishment of a manufacturing center in Ontario Canada, where the company will complete the assembly of newly introduced medical devices including the Pulsewave 2 blood pressure and breathing rate monitor.

The Company intends to raise up to $4 million in new Convertible Debt in 2020, from existing and new accredited investors.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin: -331%

Gross Margin: 74%

Return on Assets: -209%

Earnings per Share: -$2.03

Revenue per Employee: $24,917

Cash to Assets: 14%

Revenue to Receivables: 239%

Debt Ratio: 110%

Cloud DX Dec 31 2019 Internal Financial Statements 1 Wefunder.pdf

FS - Cloud DX ROAD Dec 17 - 706975.pdf

Risks

1. CLOUD DX, INC. (the "Company" or "Cloud DX") was founded in 2014 to develop and commercialize a set of technologies collectively called Cloud Diagnostics®. Cloud DX manufactures the FDA-cleared Pulsewave® blood pressure monitor, a virtual medical device that records a pulse wave signal from the wrist, uploads it to the cloud, and derives medically accurate biological readings that can be securely accessed from any browser. Our next-generation Vitaliti™ Platform is an advanced set of health monitors including a wearable device that continuously records movement, body position, ECG, oxygen saturation, core temperature, respiration & heart rate. In April 2017, the Vitaliti platform by Cloud DX was named the first-ever Bold Epic Innovator Award winner in the Qualcomm Tricorder XPRIZE, one of 3 winning submissions out of an original field of over 300. Given the early stages of the Company's development and other risks identified herein with respect to the Company (see "Risk Factors" below), any investment in Cloud DX is highly speculative, involves a high degree of risk and should be made only by persons who can afford the risk of loss of their entire investment. No assurances can be given that the Company will find future investors or other partners or be able to find a suitable exit opportunity or that you will ultimately realize any return on your investment in the Company.

2. The following factors should be carefully considered before purchasing any securities in this offering. The inclusion of certain risk factors in this business overview does not imply the absence of other risks inherent in an investment in Cloud DX.

3. Cloud DX is an Early Stage Company: An investment in Cloud DX is risky because its business model and certain key development stage products are unproven and may never prove to be successful or generate any significant revenues or profits. Because of the early stage of Cloud DX's business, it is impossible to predict with any precision its future operating results.

4. Significant Losses: Cloud DX does not expect to generate any profit for the near future and will continue to incur significant operating losses while it continues further research and development, pursues regulatory approvals and commercialization of its products and further implements its business plans. Cloud DX has an untested business model and inherently unknowable financial prospects that must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in evolving markets such as medical devices.

5. Certain Products of Cloud DX are in the Research and Development Stage: All of the research to date on Cloud DX's potential Vitaliti™ products is in the early stages, with limited clinical data, and no assurances can be given that the preliminary data will ultimately be validated or lead to successful commercial products.

6 Equity Dilution: Whether Cloud DX can continue as a going concern will likely depend upon its ability to raise additional capital and ultimately reach profitability. Additional capital, beyond that raised in this Offering and otherwise by Cloud DX through its currently contemplated financing, will likely be required for Cloud DX to have the opportunity to reach profitability or an exit event.

The acquisition of capital in further rounds of financing by Cloud DX may include the sale of additional equity which may dilute prior investors, including you, and could have a material adverse effect on your ownership position in Cloud DX.

7 Need for Additional Financing: Because of the costs associated with research and development, conducting clinical trials and pursuing regulatory approvals with the FDA, Cloud DX anticipates that it will continue to generate significant operating losses for the near future. Cloud DX will require additional financing to fund its operating losses and among other things, continue product development and testing, pursue regulatory approvals, develop sufficient marketing and distribution networks, create a sufficient network of trained doctors capable of using its products, purchase fixed assets and pay salaries and other operating expenses and expand manufacturing capabilities and create inventory. These costs are essential in order to continue the implementation of Cloud DX's business plans and to ultimately develop substantial market acceptance. Additional financing for Cloud DX may not be available to Cloud DX on satisfactory terms, or may not be available at all. Inability to receive such financing could have a material adverse effect on your investment in Cloud DX, as well as on Cloud DX's business plans, results of operations, and financial condition. Any such financings may also be on terms, including a price, more favorable than those offered to you in this offering.

8 Broad Discretion in Use of Proceeds; Application of Proceeds: Cloud DX, through its board of directors, will have broad discretion as to the application of amounts received from investors who purchase interests in this offering. Investors may not have the opportunity to investigate personally the relevant economic, financial and other information that will be used by management to determine the application of such proceeds or to select or monitor business opportunities.

9 Key Personnel: Cloud DX's success depends, to a large degree, upon the efforts of the management of Cloud DX, the loss of whose services could have an adverse effect on your investment in Cloud DX. If Cloud DX loses the services of any of its officers or key employees, there can be no assurance that it would be able to employ qualified persons on acceptable terms to replace them.

10 An Investment in Cloud DX is a Long-Term Investment: The return of capital and the realization of gains, if any, from an investment in Cloud DX will occur only upon sale, licensing or other significant liquidity transaction, or the company obtaining meaningful profitability. It is not expected that any such transaction will occur until after the passage of a significant length of time. Prior to such time, there will be no current return on an investment in Cloud DX.

11 Limited Ability to Liquidate: Investors in this offering will be limited in their ability to liquidate their investment in Cloud DX. There presently is no market, public or private, for securities of Cloud DX, and none is expected to develop in the foreseeable future. There can be no assurance that a trading market will ever develop or be maintained for these securities. Even if a public market does develop for Cloud DX, such securities may only be resold pursuant to an effective registration statement under federal and applicable state securities laws or exemptions therefrom. Cloud DX currently has no obligation to, and makes no representations that it ever will, register any of its securities. As a result, investors in this offering will be expected to bear the economic risk of an investment in Cloud DX for an indefinite time period.

12 Regulatory Delays: A substantial delay or denial in the approval by the FDA or other negative regulatory processes or limitations on Cloud DX's abilities to test or market its products consistent with their intended uses, could result in a material adverse effect on Cloud DX's business plans, results of operations, and financial conditions, as well as your investment in Cloud DX.

13 Product Liability: Product liability claims could have a material adverse effect on Cloud DX's financial condition. In most jurisdictions, producers of medical products are strictly liable for personal injuries caused by their products. Accordingly, in the future, Cloud DX may be subject to claims for personal injuries arising out of the use of its products. Cloud DX has secured a recommended amount of liability insurance coverage; however, no assurance can be given that such insurance will be sufficient to protect the company from all potential damages arising from its products. In addition, there can be no assurance, regardless of the availability of product liability insurance, that Cloud DX will be adequately protected from the claims that may be brought against it. A successful, uninsured or underinsured product liability claim could have a material adverse effect on Cloud DX and your investment therein.

14 Market Competition: Competitive developments could have a material adverse effect on the ability of Cloud DX to generate revenues and become profitable. The industries in which Cloud DX operates are constantly evolving and scientific advances are expected to continue at a rapid pace. This results in intense competition among companies operating in these industries. Other larger companies may have, or may be developing, products that compete with Cloud DX's technologies. This competition may significantly limit market acceptance of such technologies, or render them obsolete. Cloud DX's technical and/or business competitors, in the U.S. and abroad, are expected to include medical device firms, universities and charitable and government institutions. Numerous other companies funded by venture capital and private equity investors, have been and continue to vigorously pursuing products competitive with the Cloud DX products. Many of these competitors have significantly greater research and development capabilities than Cloud DX, as well as substantial marketing, financial, and managerial resources. Current and longterm competitive developments may have a material adverse effect on Cloud DX's business plans, results of operations, and financial condition. Products developed by these companies and others could supplant or render obsolete the Cloud DX products which could have a material adverse effect on your investment in Cloud DX.

15 Dependence Upon on Intellectual Property: Cloud DX is engaged in business activities in fields in which intellectual property rights are asserted frequently and must be managed diligently. The ability of Cloud DX to compete effectively depends on success in protecting its proprietary technology, both in the U.S. and abroad. Aside from intellectual property that is formally registered, there can be no assurance that any of these rights are protectable, will be determined to be valid, or will be enforceable or effective to prevent others from developing competing products or methods. A successful challenge to the validity of these rights could have a material adverse effect on investment in Cloud DX. Uncertain ability to avoid claims of infringement of other parties' intellectual property rights may also have a material adverse effect on Cloud DX's ability to meet the standards set forth in its business plan. Any litigation in which Cloud DX becomes involved, either as a plaintiff or defendant, will be costly regardless of the merits of the case and Cloud DX may not have sufficient resources to withstand any such case, the result of which could have a material adverse effect on your investment, whether or not Cloud DX is successful in any such case.

16 Reliance on Novel Technologies: The investment intentions of Cloud DX presently include investments in innovative medical technologies. Therefore, Cloud DX's present and future abilities to continue as going concerns are based primarily on the ultimate market acceptance of such novel technologies. Even if Cloud DX receives U.S. Food and Drug Administration ("FDA") clearance for such novel technologies, such technologies will represent new devices and new methods of treatment. These devices and methods may not gain any significant degree of market acceptance among physicians, health care payers, or patients. Acceptance of these technologies will depend upon their continued safety and effectiveness, their relative performance, the rate and severity of complications related to the technologies compared to other market approved products, and their relative cost effectiveness compared to other treatment alternatives.

17 Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

18 Michele Middlemore is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Brad Miller	CEO of Advantec Global @ Advantec Global Inc	2015
Dr David Widman	Retired physician @ Retired	2017
Dr Sandeep (Sonny) Kohli	Physician @ Oakville Trafalgar Hospital	2014
Anthony Kaul	COO @ Cloud DX, Inc	2014
Robert Kaul	CEO @ Cloud DX, Inc	2014

Officers

OFFICER	TITLE	JOINED
Michele Middlemore	CFO	2016
Dr Sandeep (Sonny) Kohli	Chief Medical Officer	2014
Anthony Kaul	COO	2014
Robert Kaul	President CEO	2014

Voting Power

No one has over 20% voting power.

Past Equity Fundraises

DATE	AMOUNT	SECURITY
05/2019	$154,055	Priced Round
09/2019	$1,739,392	Convertible Note
12/2018	$100,000	Loan
12/2019	$895,385	Priced Round
01/2019	$252,000	Convertible Note
05/2015	$521,428	Loan
07/2017	$1,000,000	Priced Round
01/2015	$1,000,000	Priced Round
11/2018	$914,000	Convertible Note
04/2018	$4,300,000	Convertible Note
03/2015	$500,000	Priced Round
07/2016	$2,000,000	Priced Round
07/2015	$127,000	Priced Round
05/2015	$1,382,000	Convertible Note

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
B&M Miller Equity Holdings Inc	05/15/2015	$521,428	$496,970	5.0%	03/31/2020	Yes
B&M Miller Equity Inc	12/31/2018	$100,000	$0	9.0%	05/31/2019	

Related Party Transactions

Name	B&M Miller Equity Holdings Inc
Amount Invested	$100,000
Transaction type	Loan
Issued	01/01/2019
Outstanding principal plus interest	$100,000 as of 01/2019
Interest	8.0 per annum
Maturity	05/30/2019
Outstanding	Yes
Current with payments	Yes
Relationship	Brad Miller is a Cloud DX board director

Related party loan.

Name	B&M Miller Equity Holdings Inc
Amount Invested	$521,428
Transaction type	Loan
Issued	05/15/2015
Outstanding principal plus interest	$578,105 as of 11/2018
Interest	9.0 per annum
Maturity	09/15/2019
Outstanding	Yes
Current with payments	Yes
Relationship	Brad Miller is a director of Cloud DX

Related party.

Name	Tracy Gard
Amount Invested	$35,000
Transaction type	Convertible Note
Issued	10/15/2018
Interest	6.0 per annum
Discount rate	25.0
Maturity	07/15/2023
Valuation cap	$90,000,000
Relationship	Dr Gard is spouse of CEO Robert Kaul

This is a convertible promissory note. It will automatically convert to common shares if the company completes an equity raise of over $5M or completes a liquidity event.

Name	ARK Ventures Inc.
Amount Invested	$11,000
Transaction type	Convertible Note
Issued	10/15/2018
Interest	6.0 per annum
Discount rate	25.0
Maturity	07/15/2023
Valuation cap	$90,000,000
Relationship	ARK is owned by CEO Robert Kaul

This is a convertible promissory note. It will automatically convert to common shares if the company completes an equity raise of over $5M or completes a liquidity event.

Name	Dr Sandeep Kohli
Amount Invested	$20,000
Transaction type	Convertible Note
Issued	01/15/2019
Interest	9.0 per annum
Discount rate	0.0
Maturity	06/30/2023
Valuation cap	None
Relationship	Director and Officer

Use of Funds

$95,700	7% towards Wefunder fees33% towards working capital60% towards Clinical Validation
$1,006,900	30% towards sales & marketing10% towards R&D20% towards Clinical Validation33% towards working capital7% towards Wefunder fees

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	10,000,000	1,627,925	Yes

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.